Exhibit 3.1

AMENDMENT

TO THE BY-LAWS OF

XCERRA CORPORATION

ADOPTED ON APRIL 7, 2017

The By-Laws of Xcerra Corporation, a Massachusetts corporation, are hereby amended to add a new Article IX immediately following Article VIII which shall read as follows:

“Section 9.1 Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or stockholder of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act or the corporation’s Articles of Organization or By-Laws (as either may be amended from time to time) or (d) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if such court does not have jurisdiction, any court located within the Commonwealth of Massachusetts.”

Except as specifically set forth above, the Bylaws shall not be amended or revised.